Mail Stop 3561

July 19, 2006

Curt White, President
Aztek Ventures Inc.
435 Martin Street, Suite 3080
Blaine, WA 98230

> **Re:** **Aztek Ventures Inc.**
> **Amendment No. 1 to Registration Statement on**
> **Form SB-2**
> **Filed July 11, 2006**
> **File No. 333-133295**

Dear Mr. White:

We have considered your Amendment No. 1 to the registration statement and have the following comment.

Comment

We have considered the correspondence accompanying the Form SB-2 amendment filed July 11, 2006. Please provide the disclosure requested by parts (a) and (c) of comment 1. Regarding part (b) of that comment, please add disclosure to the prospectus to explain why Aztek is not a blank check company as defined by Rule 419. In this regard, if the reverse merger activities of the other reporting companies are not relevant to Aztek and its future conduct, please add disclosure to indicate this and explain why.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Goldie B. Walker, Financial Analyst, at (202) 551-3234 or me at (202) 551-3790 with any questions.

Sincerely,

John D. Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Camlex Management (Nevada) Inc.
        8275 S. Eastern Avenue, Suite 200
        Las Vegas, NV 89123

        O'Neill Law Group PLLC
        435 Martin Street, Suite 1010
        Blaine, WA 98230